Via Facsimile and U.S. Mail
Mail Stop 4720

May 18, 2010

Karl W. Mueller
Senior Vice President and
Chief Financial Officer
Old Republic International Corporation
307 North Michigan Avenue
Chicago, Illinois 60601

Re: **Old Republic International Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File Number: 001-10607

Dear Mr. Mueller:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Item 3 - Legal Proceedings, page 23

2.   We note that the class action litigation pending against your principal title
        insurance subsidiary is spread over many lawsuits in state and federal courts in
        several states. We note that many of these cases have been dismissed and others
        consolidated and that this trend may continue for many of the cases that remain
        pending. To the extent practicable, please revise this disclosure to provide
        additional information about the cases, such as the names of the courts in which
        the proceedings are pending, the dates the cases were instituted and the names of
        the plaintiffs.

Notes to Consolidated Financial Statements, page 56
Note 1 – Summary of Significant Accounting Policies
(j) Income Taxes, page 64

3.   Refer to your disclosure in MD&A – Executive Summary on page 27 and in Note
        6 - Information About Segments of Business. Please explain why it was
        appropriate to recognize the tax credits related to losses from other-than-
        temporary investment impairments during 2009 rather than 2008. Include any
        reference to the specific authoritative literature that supports this treatment. In
        addition, please explain why this item was not included in the effective tax rate
        reconciliation.

Signatures, page 83

4.   Please revise your signature page to include the signature of your principal
        accounting officer or controller. If one of your current signatories acts in this
        capacity, please confirm your future filings will indicate that this person signs in
        the capacity of accounting officer or controller.

* * * *

        Please provide us the information requested within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter with your response that
keys your response to our comments. Detailed cover letters greatly facilitate our review.
Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant